EXHIBIT 12.1

APPROACH RESOURCES INC.

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
(in thousands, except ratios)	2011	2012	2013	2014	2015
COMPUTATION OF EARNINGS (LOSS):
Earnings (loss) before income taxes	$10,730	$9,722	$114,763	$89,864	$(267,509)
Fixed charges	3,426	4,766	14,153	21,670	25,089

	$14,156	$14,488	$128,916	$111,534	$(242,420)

COMPUTATION OF FIXED CHARGES:
Interest expense(1)	$3,402	$4,737	$14,125	$21,656	$25,066
Implicit interest in rent	24	29	28	14	23

	$3,426	$4,766	$14,153	$21,670	$25,089

Ratio of earnings (loss) to fixed charges (2)	4.13x	3.04x	9.11x	5.15x	— (3)

(1)	For purposes of computing this ratio, we have excluded interest income from interest expense amounts reported on the consolidated statement of operations.

(2)	The ratio has been computed by dividing earnings by fixed charges. For purposes of computing the ratio, the numerator consists of the sum of (i) earnings, which includes income before income taxes, and (ii) fixed charges. The denominator consists of fixed charges, which includes interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

(3)	Due to our net loss for the year ended December 31, 2015, the coverage ratio for this period was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $242.4 million for the year ended December 31, 2015.